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                              December 27, 2022

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed on December
15, 2022
                                                            File No. 333-267005

       Dear Verender Badial:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed December 15, 2022

       Summary of the Proxy Statement
       The Parties to the Business Combination
       Zura, page 24

   1. We note your revised disclosure regarding Zura and re-issue comment 7 from our August
                                                        3, 2022 letter in part.
Please balance your disclosure regarding Zura to:
                                                            state that Zura was
recently formed on January 18, 2022 and that it has not conducted any clinical tests
itself, nor have any clinical tests been conducted during the period since its
inception;
                                                            state that Zura
does not have any product candidates approved for sale and has not
 Verender Badial
FirstName LastNameVerender   Badial
JATT Acquisition Corp
Comapany27,
December  NameJATT
              2022    Acquisition Corp
December
Page 2    27, 2022 Page 2
FirstName LastName
              generated any revenue from product sales to date;
                note that the completed Phase 2 trial for torudokimab was conducted in patients with atopic dermatitis and that following an interim analysis of the study, the sponsor determined that the efficacy data observed did not warrant continuation of the trial and the study was terminated; and
                provide the current status of the planned randomized phase 2 studies with torudokimab and ZB-168, including whether Zura has made an IND submission with the FDA for such studies.

         Additionally, we note your statement on page 228 that asthma is "[y]our lead indication"
         and that your planned randomized Phase 2 studies "will include asthma and may include additional autoimmune indications." Please revise your summary description of Zura to indicate that asthma is your lead indication. In this regard, we note that the current disclosure states that your planned Phase 2 studies "may include asthma" among other indications.
Our Vision and Our Strategy, page 190

2. We note your statement that you are "among the leaders in exploring the therapeutic benefit of blocking IL33 with torudokimab, which has the potential to be a best in class mechanism based on the head to head potency of torudokimab vs other IL33 inhibitors in vitro." Please expand on this statement to discuss the details of any head to head comparisons of torudokimab vs other IL33 inhibitors that have been completed to date.
Clinical trial Overview
Phase 1a single ascending dose trial
Safety and Tolerability, page 199

3. We refer to your statement that "[o]verall, single and multiple doses of torudokimab were safe and well tolerated by all subjects" and reissue comment 28 from our August 3, 2022 letter. Determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulator. Please revise your registration statement to remove the reference to doses of torudokimab being "safe" as well as any other statements relating to safety and efficacy in instances where you have not yet received full approval for your product candidates.
Certain Relationships and Related Party Transactions of Zura
Put-Call Letter Agreement, page 295

4. We note your description of the Put-Call Letter Agreement entered into on December 8,
         2022. Please revise this description to include the name of the investor and the number of shares subject to the agreement.
General
 Verender Badial
JATT Acquisition Corp
December 27, 2022
Page 3
5.    We note your revised disclosure regarding the January 16, 2023 Outside
Date to
      consummate a business combination. It appears that you have also filed a proxy statement for an extraordinary general meeting of shareholders to be held on January 12, 2023 to seek shareholder approval of an extension of the Outside Date from January 16, 2023 to
      April 17, 2023. In your next amendment, please include disclosure regarding this meeting and reflect any associated events such as redemptions that may occur in connection with the extension amendment.
       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameVerender Badial
                                                          Division of
Corporation Finance
Comapany NameJATT Acquisition Corp
                                                          Office of Life
Sciences
December 27, 2022 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName